Exhibit 99.1

Simcere Pharmaceutical Group Announces Receipt of “Going Private” Proposal

NANJING, China, March 11, 2013— Simcere Pharmaceutical Group (“Simcere” or the “Company”) (NYSE: SCR), a leading pharmaceutical company specializing in the development, manufacturing, and marketing of branded and proprietary pharmaceuticals in China, today announced that its Board of Directors has received a non-binding proposal letter from Mr. Jinsheng Ren, New Good Management Limited, Assure Ahead Investments Limited and its affiliates (the “Buyer Group”), pursuant to which the Buyer Group proposes to acquire all of the outstanding ordinary shares of the Company not currently owned by the Buyer Group, for $9.56 per American Depositary Share (“ADS”) or $4.78 per ordinary shares in cash. New Good Management Limited is a British Virgin Islands company controlled by Mr. Jinsheng Ren, Chairman of the Board of Directors of the Company.

According to the proposal letter, which is dated March 11, 2013, the Buyer Group will form a transaction vehicle for the purpose of pursuing the proposed transaction, which is intended to be financed with a combination of debt and equity capital. A copy of the proposal letter is attached hereto as Exhibit A.

The Company’s Board of Directors has formed a special committee of independent directors (the “Special Committee”) consisting of Alan Au and Guoqiang Lin to consider the proposed transaction. The Special Committee has appointed Alan Au as its chairman. The Special Committee intends to retain advisors, including an independent financial advisor and legal counsel, to assist it in its work.  No decisions have been made by the Special Committee with respect to the Company’s response to the proposed transaction. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated.

About Simcere Pharmaceutical Group

Simcere Pharmaceutical Group (“Simcere” or the “Company”) (NYSE: SCR) is a leading pharmaceutical company specializing in the development, manufacturing, and marketing of branded and proprietary pharmaceuticals in China. Simcere concentrates its research and development efforts on the treatment of diseases with high incidence and/or mortality rates and for which there is a clear demand for more effective pharmacotherapy such as cancer, strokes, cardiovascular disease, infectious diseases and pain. For more information about Simcere Pharmaceutical Group, please visit www.simcere.com.

Investor and Media Contacts:

Email: ir@simcere.com In Nanjing: Jie Liu D’Elia Vice President Simcere Pharmaceutical Group Tel: 1-425-985-5530	In the United States: Cindy Zheng Brunswick Group LLC Tel: 1-212-333-3810
In Beijing: Yue Yu Brunswick Group Tel: 86-10-5960-8600

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Exhibit A

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The Board of Directors

Simcere Pharmaceutical Group

No. 699-18 Xuan Wu Avenue

Xuan Wu District, Nanjing

Jiangsu Province 210042

People’s Republic of China

March 11, 2013

Dear Sirs:

Jinsheng Ren (“Mr. Ren”), New Good Management Limited (“NGM”), an investment vehicle controlled by Mr. Ren, and Assure Ahead Investments Limited, an investment vehicle controlled by Hony Capital, and its affiliates (together with Mr. Ren and NGM, the “Buyer Parties”) are pleased to submit this preliminary non-binding proposal to acquire all outstanding ordinary shares (the “Shares”) and the American Depositary Shares (“ADSs”, each representing two Shares) of Simcere Pharmaceutical Group (the “Company”), in both cases, that are not beneficially owned by the Buyer Parties (the “Acquisition”).

We believe that our proposal of US$4.78 per Share and US$9.56 per ADS in cash will provide an attractive opportunity to the Company’s shareholders. This price represents a premium of approximately 20.1% to the Company’s closing price on March 8, 2013 and a premium of approximately 21.9% to the volume-weighted average price during the last 30 trading days.

The terms and conditions upon which we are prepared to pursue the Acquisition are set forth below. We are confident in our ability to consummate an Acquisition as outlined in this letter.

1.       Buyer. The Buyer Parties have entered into an agreement dated March 11, 2013 (the “Consortium Agreement”), pursuant to which the Buyer Parties will form an acquisition vehicle for the purpose of pursuing the Acquisition (“Acquisition Vehicle”), and the Buyer Parties will work with each other on an exclusive basis in pursuing the Acquisition during the term of the Consortium Agreement.

2.       Purchase Price. The Buyer Parties are prepared to pay for the Shares and ADSs acquired in the Acquisition at a price of US$4.78 per Share and US$9.56 per ADS, as the case may be, in cash.

3.       Financing. We intend to finance the Acquisition with a combination of debt and equity capital. We are confident that we will secure adequate financing to consummate the Acquisition.

4.       Due Diligence. Parties providing financing will require a timely opportunity to conduct customary due diligence on the Company.

5.       Definitive Agreements. We are prepared to negotiate and finalize definitive agreements (the “Definitive Agreements”) providing for the Acquisition and related transactions promptly. This proposal is subject to execution of the Definitive Agreements. These documents will include provisions typical for transactions of this type.

6.       Confidentiality. We are sure you will agree with us that it is in all of our interests to ensure that we proceed in a confidential manner, unless otherwise required by law, until we have executed the Definitive Agreements or terminated our discussions. Please note that in order to comply with the United States securities laws requirements, the Buyer Parties will promptly disclose this proposal, as well as a copy of this proposal letter, in filings with the Securities and Exchange Commission on Schedule 13D.

7.       Process. We believe that the Acquisition will provide superior value to the Company’s shareholders. We recognize of course that the Company’s Board of Directors will, through a committee of independent directors, evaluate the proposed Acquisition before it can make its determination whether to endorse it. In considering the proposed Acquisition, you should be aware that we are interested only in acquiring the outstanding shares that the Buyer Parties and their affiliates do not already own, and that the Buyer Parties and their affiliates do not intend to sell their stake in the Company to a third party.

8.     Advisors. The Buyer Parties have retained Cleary Gottlieb Steen & Hamilton LLP as U.S. legal counsel in connection with the Acquisition.

9.     No Binding Commitment. This letter constitutes only a preliminary indication of our interest, and does not constitute any binding commitment with respect to an Acquisition. Such a commitment will result only from the execution of Definitive Agreements, and then will be on the terms provided in such documentation.

In closing, each of us would like to personally express our commitment to working together to bring this Acquisition to a successful and timely conclusion. Should you have any questions regarding this proposal, please do not hesitate to contact Mr. Bing Yuan at +86 10 8265 5888. We look forward to speaking with you.

Sincerely,

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Jinsheng Ren

By:	/s/ Jinsheng Ren
Name: Jinsheng Ren

New Good Management Limited

By:	/s/ Jinsheng Ren
Name: Jinsheng Ren
Title: Director

Assure Ahead Investments Limited

By:	/s/ John Huan Zhao
Name: John Huan Zhao
Title: Authorized Signatory

Proposal Letter

Signature Page